UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)
or 13(e)(1) of the Securities Exchange Act of 1934

Zynerba Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Xylophone Acquisition Corp.
a wholly owned subsidiary of

Harmony Biosciences Holdings, Inc.
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98986X109
(CUSIP Number of Class of Securities)

Christian Ulrich
General Counsel and Corporate Secretary
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462
484-539-9800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
William Intner
Hogan Lovells US LLP
100 International Drive
Baltimore, MD 21202
(410) 659-2700

and to:
Peter Cohen-Millstein
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
(212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Xylophone Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Harmony Biosciences Holdings, Inc. (“Parent” or “Harmony”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zynerba Pharmaceuticals, Inc. (the “Company” or “Zynerba”), for (i) $1.1059 per Share in cash without interest and subject to deduction for any required withholding under applicable tax law, plus (ii) one non-tradable contingent value right (“CVR”) per share, which represents the contractual right to receive contingent payments in cash, without interest and subject to deduction for any required withholding under applicable tax law, upon the achievement of certain specified milestones upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Harmony and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) – (c) The information set forth in the first page immediately following the cover page, in the section titled “Summary Term Sheet,” and in the sections titled Section 6—“Price Range of Shares; Dividends on the Shares” and Section 7—“Certain Information Concerning Zynerba” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) – (c) The information set forth in the section of the Offer to Purchase titled Section 8—“Certain Information Concerning Harmony and Purchaser” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the section of the Offer to Purchase titled Section 8—“Certain Information Concerning Harmony and Purchaser” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Zynerba”  incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c) The information set forth in the sections of the Offer to Purchase titled Section 11—“The Merger Agreement; Other Agreements”, Section 12—“Purpose of the Offer; Plans for Zynerba” and Section 13—“Certain Effects of the Offer” are incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 8—“Certain Information Concerning Harmony and Purchaser” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” Section 10—“Background of the Offer; Past Contacts or Negotiations with Zynerba” and Section 18—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) The information set forth in Section 11—“The Merger Agreement; Other Agreements,” Section 13—“Certain Effects of the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.

(a)(1)(A)*	Offer to Purchase, dated August 28, 2023.*

(a)(1)(B)*	Form of Letter of Transmittal.*

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)
Press Release Issued by Harmony Biosciences Holdings, Inc., dated August 14, 2023 (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K (File No. 001-39450) filed by Harmony with the SEC on August 14, 2023).

(a)(1)(F)*	Form of Summary Advertisement, published August 28, 2023 in The New York Times.*

(a)(5)(A)
Transcript from Parent Conference Call regarding the Proposed Acquisition, dated August 14, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C (File No. 005-88971) filed by Harmony with the SEC on August 14, 2023).

(b)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of August 14, 2023, by and among Harmony Biosciences Holdings, Inc., Xylophone Acquisition Corp. and Zynerba Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-39450) filed with the SEC on August 14, 2023).

(d)(2)*	Form of Contingent Value Rights Agreement, by and between Harmony Biosciences Holdings, Inc. and Computershare Limited.*

(d)(3)
Form of Tender and Support Agreement, by and among Harmony Biosciences Holdings, Inc., Xylophone Acquisition Corp., each Supporting Stockholder thereto (incorporated herein by reference to Exhibit 99.1 to the Form 8-K (File No. 001-39450) filed by Harmony with the SEC on August 14, 2023).

(d)(4)*	Confidentiality and Nondisclosure Agreement, dated as of November 17, 2021, by and between Harmony Biosciences, LLC and Zynerba Pharmaceuticals, Inc.*

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table*

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XYLOPHONE ACQUISITION CORP.

Date: August 28, 2023	By:	/s/ Sandip Kapadia
Sandip Kapadia
Chief Executive Officer

HARMONY BIOSCIENCES HOLDINGS, INC.

Date: August 28, 2023	By:	/s/ Sandip Kapadia
Sandip Kapadia
Chief Financial Officer